July 20, 2021

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:                             Calamos Global Dynamic Income Fund (File Nos. 333-257147, 811-22047) (the “Registrant” or the “Fund”)

Dear Ms. Larkin:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on July 14, 2021, with respect to the Registrant’s registration statement on Form N-2 filed with the Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on June 16, 2021 (the “Registration Statement”).  We have, for the convenience of the Staff, repeated below the comments followed by the Fund’s responses.

We respectfully submit this response letter on behalf of the Registrant.  We believe that the disclosure changes discussed in this letter resolve the matters raised.  The Registrant is filing this response in advance of filing its Pre-Effective Amendment No. 1 to the Registration Statement.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

FACING PAGE

1.              Comment. The Staff notes that Registrant checked the box for the item that reads “If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.” Because this filing does not become effective upon filing, please uncheck the box in the pre-effective amendment filing.

Response.  The requested change has been made.

PROSPECTUS

2.              Comment. The Staff notes that the Fund will invest in convertible securities. If the Fund expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether, and what amount, the Fund intends to invest in CoCos.

Response. The Registrant does not currently anticipate investing in contingent convertible securities as a principal investment strategy, but reserves the right to do so in the future. Accordingly, the Registrant respectfully submits that the disclosure as written accurately reflects the Registrant’s principal investment strategies and principal investment risks.

3.              Comment.  The Staff notes that the Fund utilizes leverage.  The Staff notes that in the last paragraph of the Conflicts of Interest section on page 38 of the Registration Statement the Fund discloses the impact that leverage may have on Calamos’ investment management fee.  Please consider adding similar disclosure to the summary Conflicts of Interest section on page 8.

Response. The Registrant will revise the summary Conflicts of Interest section on page 8 to read as follows (new text in bold):

“Conflicts of Interest

Conflicts of interest may arise from the fact that Calamos and its affiliates carry on substantial investment activities for other clients, in which the Fund does not have an interest. Calamos or its affiliates may have financial incentives to favor certain of these accounts over the Fund. Any of their proprietary accounts or other customer accounts may compete with the Fund for specific trades. Calamos or its affiliates may give advice and recommend securities to, or buy or sell securities for, other accounts and customers, which advice or securities recommended may differ from advice given to, or securities recommended or bought or sold for, the Fund, even though their investment objectives may be the same as, or similar to, the Fund’s investment objective.

Situations may occur when the Fund could be disadvantaged because of the investment activities conducted by Calamos and its affiliates for their other accounts.

Such situations may be based on, among other things, the following: (1) legal or internal restrictions on the combined size of positions that may be taken for the Fund or the other accounts, thereby limiting the size of the Fund’s position; (2) the difficulty of liquidating an investment for the Fund or the other accounts where the market cannot absorb the sale of the combined position; or (3) limits on co-investing in negotiated transactions under the 1940 Act.

Calamos’ investment management fee is a percentage of the Fund’s managed assets, and Calamos’ investment management fee will be higher if the Fund sells additional common shares or employs leverage. Accordingly, Calamos may benefit from the sale of additional common shares, preferred shares, or debt securities and may have an incentive for the Fund to use leverage. See “Investment Objective and Principal Investment Strategies — Conflicts of Interest.”“

4.              Comment.  Please consider listing the risks in the summary and statutory sections the prospectus in order of importance rather than alphabetically, as suggested by the guidance issued by the Division of Investment Management’s Disclosure Review and Accounting Office titled “Improving Principal Risks Disclosure” https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-08-improving-principal-riskss-disclosure) (“ADI-2019-08”).

Response:  The Registrant respectfully declines to make the Staff’s requested change at this time. While the Registrant respects the Staff’s view on principal risk disclosure, ADI-2019-08 states clearly that the update is not a rule, regulation or statement of the Commission. Moreover, Form N-2 does not require that a fund’s principal risks be set forth in any particular order. Further, the Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of the Fund.  In addition, the materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest risk to the Registrant at any given moment. Therefore, given the Fund’s broad, multi-sleeved investment mandate, the Registrant believes that emphasizing one risk over another in a static document in a non-static market would not be appropriate.

Notwithstanding, the foregoing, the Registrant respectively notes that it has the following disclosure at the beginning of the “Fund Risks” section in the statutory and summary portions of the Fund’s prospectus to help investors better understand the importance of reading each risk disclosure regardless of their sequence:

“The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below, including Management Risk, Portfolio Selection Risk, Equity Securities Risk, Emerging Market Risk and Foreign Securities Risk, among others, is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.”

5.                    Comment.  The Staff notes that the Fund lists REIT Risk in its Principal Risk section.  If investing in REITs is a principal strategy, please disclose in the principal investment strategy section.

Response.  The Registrant does not currently anticipate investing in REITs as a principal investment strategy, but reserves the right to do so in the future. The Registrant will delete REIT Risk from its Principal Risk section.

6.                    Comment.  Please confirm that the table at the top of page 27 is the Senior Securities table required by Item 4.3.

Response.   Registrant confirms that the table at the top of page 27 is the Senior Securities table.  Registrant will add a header titled “Senior Securities” before the paragraph that precedes the table.

7.                    Comment.  In the section titled “Incorporation by Reference” on page 93, the Staff notes that if Registrant has made any filing of or anticipates filing reports or other documents pursuant to Rule 30(b)(2) under the 1940 Act and Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the filing of Registrant’s preliminary N-2 and the date the N-2 is declared effective, Registrant should reference that filing in this section or include a statement in this section that would incorporate those filings.

Response.  Registrant has updated the relevant portion of the “Incorporation by Reference” section to read as follows (new text in bold):

INCORPORATION BY REFERENCE

The documents listed below, and any reports and other documents subsequently filed with the SEC pursuant to Rule 30(b)(2) under the 1940 Act and Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering will be incorporated by reference into this Prospectus and deemed to be part of this Prospectus from the date of the filing of such reports and documents, including all such documents filed with the SEC after the filing date of this registration statement and prior to its effectiveness, provided, however, that the information “furnished” under Item 2.02 or Item 7.01 of Form 8-K, or other information “furnished” to the SEC which is not deemed filed is not deemed incorporated by reference into this filing, unless the Registrant specifically states that the information is to be considered “filed” under the Exchange Act or incorporates it by reference into a filing under the Securities Act or the Exchange Act:

• the Fund’s Statement of Additional Information, dated [ ], 2021, filed with this Prospectus;

• the Fund’s Annual Report on Form N-CSR, filed on December 30, 2020;

• the Fund’s Semiannual Report on Form N-CSR, filed on June 25, 2021;

• the Fund’s description of Common Shares on Form 8-A, filed on June 28, 2012; and

• the Fund’s Form 8-K, filed on January 12, 2021.

FINANCIAL STATEMENTS

8.              Comment. Please confirm that the Fund will include in its annual report to shareholders the Senior Securities table, the Fee and Expense Table, the Share Price Data information and any Unresolved Staff Comments as required by item 24.4.h of Form N-2.

Response. The Fund confirms that it will include in its annual report to shareholders the Senior Securities table, the Fee and Expense Table, the Share Price Data information and any Unresolved Staff Comments as required by item 24.4.h of Form N-2.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (630) 245-1105.

Sincerely,

/s/ Tammie Lee

Tammie Lee

Cc: J. Christopher Jackson, Calamos Investments
Paulita Pike, Ropes & Gray LLP
Rita Rubin, Ropes & Gray LLP